ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

January 11, 2011

Mark C. Shannon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  0-26973

Dear Mr. Shannon,

This letter is in response to your comment letter dated December 28, 2010 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing this response letter via EDGAR.  We have restated your comment and it is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8 - Allocation of Purchase Consideration in Business Combinations, page 37

1.

We note you disclose goodwill is tested for impairment on an annual basis.  Please expand your disclosure to elaborate upon your policy for testing goodwill, including how that testing is performed and the significant assumptions and estimates therein.  Please provide us with a summary of how your most recent testing was performed, the qualitative factors you considered, the result of any quantitative computations/analysis, and your basis for conclusion.

Response:   To expand our disclosure related to goodwill, we propose to expand our discussions in Note 8 in future filings by adding the following statements:

In accordance with FASB ASC 350-10, goodwill is not amortized and is tested for impairment on an annual basis.  Goodwill is tested for impairment at a reporting unit level on an annual basis and between annual tests, goodwill is tested if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Events or circumstances which could trigger an additional impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or projected future results of operations.  For purposes of financial reporting and impairment testing in accordance with FASB ASC 350-10, the Company’s ForeverGreen International LLC business unit operates in one principal business segment, a provider of whole foods and natural products.

In testing for a potential impairment of goodwill, the estimated fair value of the business unit is compared with book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the business unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require independent valuations of certain internally generated and unrecognized intangible assets such as customer base and projected cash flows.  If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess.  In accordance with FASB ASC 350-20, the Company performed a goodwill impairment test during 2009 and concluded that the current fair value of the Company exceeds the recorded value of goodwill, valued at $12.8 million.  Therefore, no impairment of goodwill is required.

In response to your inquiry as to how we performed our testing, the impairment testing was conducted in accordance with FASB ASC 350-10 (prior authoritative literature SFAS No. 142, Goodwill and Other Intangible Assets).   FASB ASC 350-10 stipulates a two-step process.  Step (1) involves comparing the fair value of the reporting unit taken as a whole to its carrying (book) value.  There is no impairment if the fair value exceeds the carrying value, and no further testing is required in that scenario.  Step (2) is required if the carrying value is greater than the fair value (a circumstance that suggests that goodwill may be impaired).   Step (2) consists of comparing recorded goodwill to its implied value.  The implied fair value is the excess of the fair value of a reporting unit as a whole over the individual fair values assigned to its assets and liabilities.  If recorded goodwill exceeds implied fair value, goodwill is impaired by the amount of the difference.

The Company’s Chief Financial Officer, Controller and finance team met with key management members from the executive team and other key sales and marketing members to evaluate the sales projections and initiatives the Company was instigating for the short and the long term.  Based upon the information gathered from these meetings, we performed a projected cash-flow analysis using the following quantitative computations and analysis:

Analysis #1
Rate	6%
Assumption	Revenues of $12,854,377 remain the same over the next 5 years.
Present value of cash flows	$ 54,147,312

Analysis #2
Rate	6%
Assumption	Revenues of $12,854,377 decrease by 10% per year.
Present value of cash flows	$ 42,220,838

Analysis #3
Rate	6%
Assumption	Revenues of $12,854,377 increase by 10% per year per management’s projections.
Present value of cash flows	$ 61,496,406

Our conclusion was that given the results of the above cash flow testing of goodwill, the current fair value of the Company exceeds the recorded value of goodwill, $12,800,000; therefore, no impairment was required.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer

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